Cascade Cultures LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,917.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-917.39
Accumulated Depreciation	23,849.00
Chase Credit Card	-22.44
Chase Credit Card:Paul Credit Card	107.36
Chase Credit Card:Sarah Credit Card	-13,106.82
Loan Payable	15,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**24,909.71**
Net cash provided by operating activities	**$22,992.13**
INVESTING ACTIVITIES	
Bottling Line	-14,802.00
Net cash provided by investing activities	**$ -14,802.00**
NET CASH INCREASE FOR PERIOD	**$8,190.13**
Cash at beginning of period	6,982.98
CASH AT END OF PERIOD	**$15,173.11**